UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Fluidigm Corporation

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

34385P108

(CUSIP Number)

John A. Levin

Levin Capital Strategies, L.P.

595 Madison Avenue, 17th Floor

New York, NY 10022

(212) 259-0800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 18, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,079,192
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,384,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,384,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Levin Capital Strategies GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,079,192
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

12,384,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,384,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

Bi-Directional Disequilibrium Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

LCS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		95,606
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

95,606
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,606
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 34385P108

1	NAME OF REPORTING PERSON

John A. Levin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		12,570
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		9,115,801
PERSON WITH	9	SOLE DISPOSITIVE POWER

12,570
	10	SHARED DISPOSITIVE POWER

12,384,763
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,384,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 34385P108

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned (the “Amendment No. 7”). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated as follows:

The Shares purchased by LCS on behalf of separately managed accounts, including Transamerica Large Cap Value Fund, a registered investment company under the Investment Company Act of 1940, as amended ("Transamerica"), for which LCS acts as sub-investment advisor, were purchased with general investment funds in open market purchases, except as otherwise noted on Schedule A. The aggregate purchase price of the 12,433,942 Shares beneficially owned directly by John A. Levin is approximately $73,801,445 including brokerage commissions. The aggregate purchase price of the 12,433,942 Shares beneficially owned directly by LCS is approximately $73,801,445, including brokerage commissions.

The Shares purchased by Bi-Directional were purchased with general investment funds in open market purchases, except as otherwise noted. The aggregate purchase price of the 95,606 Shares owned directly by Bi-Directional is approximately $581,206, including brokerage commissions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a)-(d) are hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 68,989,239 Shares outstanding as of March 13, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Prospectus on Form S-3ASR filed with the Securities and Exchange Commission on March 18, 2019.

A. LCS

(a)       As of the close of business on March 18, 2019, LCS beneficially owned 12,384,763 Shares on behalf of separately managed accounts, including 1,870,000 Shares held by the separately managed account Transamerica.

7

CUSIP NO. 34385P108

Percentage: Approximately 18.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,079,192
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,384,763

(c)       The transactions in the Shares by LCS on behalf of separately managed accounts, including Transamerica, during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B. LCS GP

(a)       As the General Partner of LCS, LCS GP is deemed to beneficially own the 12,384,763 Shares beneficially owned by LCS.

Percentage: Approximately 18.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 9,079,192
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 12,384,763

(c)       LCS GP has not undertaken any transactions in the Shares during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C. Bi-Directional

(a)       As of the close of business on March 18, 2019, Bi-Directional beneficially owned 95,606 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606

(c)       Bi-Directional has not undertaken any transactions in the Shares during the past 60 days.

D. LCSL

(a)       As the general partner of LCSL, Bi-Directional is deemed to beneficially own the 95,606 Shares beneficially owned by Bi-Directional.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 95,606
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 95,606

(c)       LCSL has not undertaken any transactions in the Shares during the past 60 days.

8

CUSIP NO. 34385P108

E. John Levin

(a)       As the Chief Executive Officer of LCS and the Managing Member of each of LCSEP and LCSLS, Mr. Levin is deemed to beneficially own 12,384,763 Shares beneficially owned by LCS.

Percentage: Approximately 18.0%

(b)	1. Sole power to vote or direct vote: 12,570
2. Shared power to vote or direct vote: 9,115,801
3. Sole power to dispose or direct the disposition: 12,570
4. Shared power to dispose or direct the disposition: 12,384,763

(c)       Mr. Levin has not entered into any transactions during the past 60 days. The transactions in the Shares by LCS during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)       A separately managed account, Transamerica, a registered investment company under the Investment Company Act of 1940, as amended, for which LCS acts as sub-investment advisor, has the right to receive dividends from, and the proceeds from the sale of, 1,870,000 Shares. Voting and dispositive power over such Shares is deemed to be shared between LCS and Transamerica.

Various other separately managed accounts for whom LCS acts as investment manager have the right to receive dividends from, and the proceeds from the sale of 10,419,157 Shares. Dispositive power over such Shares is shared. Voting power over such Shares is deemed shared between such managed accounts and LCS with respect to 9,079,192 Shares.

9

CUSIP NO. 34385P108

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2019

Levin Capital Strategies, L.P.

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Chief Executive Officer

Levin Capital Strategies GP, LLC

By:	John A. Levin 2005 GRAT Separation Trust, as Managing Member

By:	/s/ Elisabeth Levin
	Name:	Elisabeth Levin
	Title:	Trustee

Bi-Directional Fund, L.P.

By:	Levin Capital Strategies, L.P., the investment manager

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

LCS, LLC

By:	/s/ John A. Levin
	Name:	John A. Levin
	Title:	Managing Member

/s/ John A. Levin
John A. Levin

10

CUSIP NO. 34385P108

Schedule A

Transactions in the Shares Since During the Past 60 Days

Date	Buy or Sell	Quantity	Price Per Share (before commission)	Reporting Person
02/07/2019	IA Termination[1]	1,936	-	Levin Capital Strategies, L.P.
02/19/2019	IA Termination[1]	55,000	-	Levin Capital Strategies, L.P.
02/21/2019	IA Termination[1]	500	-	Levin Capital Strategies, L.P.

1 Represents that a Managed Account terminated their investment management contract. LCS ceased to serve as the investment manager for such Managed Account and as such, relinquished all voting and dispositive power over the shares held in Managed Account.